Exhibit 99.1

F-1

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Owners of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

We have audited the accompanying combined financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the “Company”), all of which are under common ownership and common management, which comprise the combined statement of financial position as of 31 December 2014, and the related combined statements of profit or loss and other comprehensive income, changes in owners’ equity, and cash flows for the period from April 4, 2014 (date of inception) to December 31, 2014, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2014, and the results of its operations and its cash flows for the period from April 4, 2014 (date of inception) to December 31, 2014 in accordance with IFRS.

/s/ Deloitte LLP

London, United Kingdom

June 22, 2015

F-2

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Combined statement of financial position

As of December 31, 2014

(All amounts expressed in U.S. Dollars)

	Note	December 31, 2014
Assets
Non-current assets
Vessels	3	460,571,640
Total non-current assets		460,571,640
Current assets
Trade and other receivables	4	325,097
Inventories		732,822
Due from related parties	11	1,908,066
Prepayments and other current assets		335,170
Short-term investments		4,000,000
Cash and cash equivalents		20,053,647
Total current assets		27,354,802
Total assets		487,926,442
Owners’ equity and liabilities
Owners’ equity
Share capital	5	36,000
Contributed surplus	5	139,500,000
Retained earnings		6,627,066
Total owners’ equity		146,163,066
Current liabilities
Trade accounts payable		1,628,978
Due to related parties	11	8,964,948
Other payables and accruals	7	7,708,581
Total current liabilities		18,302,507
Non-current liabilities
Borrowings	6	323,460,869
Total non-current liabilities		323,460,869
Total owners’ equity and liabilities		487,926,442
F-3

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Combined statement of profit or loss and other comprehensive income

For the period April 4, 2014 (date of inception) to December 31, 2014

(All amounts expressed in U.S. Dollars)

	Note	For the period ended December 31, 2014
Revenues		39,129,327
Vessel operating costs	9	(8,842,056)
Depreciation	3	(9,292,425)
General and administrative expenses	8	(618,343)
Profit from operations		20,376,503
Financial costs	10	(5,907,026)
Financial income		7,589
Total other expenses, net		(5,899,437)
Profit and total comprehensive income for the period		14,477,066
F-4

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Combined statement of changes in owners’ equity

For the period April 4, 2014 (date of inception) to December 31, 2014

(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Retained earnings	Total
Capital contributions	36,000	139,500,000	—	139,536,000
Profit for the period	—	—	14,477,066	14,477,066
Total comprehensive income for the period	—	—	14,477,066	14,477,066
Dividend declared	—	—	(7,850,000)	(7,850,000)
Balance at December 31, 2014	36,000	139,500,000	6,627,066	146,163,066
F-5

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Combined statement of cash flows

For the period April 4, 2014 (date of inception) to December 31, 2014

(All amounts expressed in U.S. Dollars)

For the period ended December 31, 2014
Cash flows from operating activities:
Profit for the period	14,477,066
Adjustments for:
Depreciation	9,292,425
Financial costs	5,907,026
Financial income	(7,589)
29,668,928
Movements in operating assets and liabilities:
Increase in trade and other receivables	(322,475)
Increase in inventories	(732,822)
Change in related parties, net	(908,706)
Increase in prepayments and other current assets	(335,170)
Increase in trade accounts payable	1,514,435
Increase in other payables and accruals	7,202,890
Cash provided by operations	36,087,080
Interest paid	(4,728,304)
Net cash provided by operating activities	31,358,776
Cash flows from investing activities:
Payments for vessels	(469,650,000)
Financial income received	4,967
Purchase of short-term investments	(8,870,000)
Maturity of short-term investments	4,870,000
Net cash used in investing activities	(473,645,033)
Cash flows from financing activities:
Payment of loan issuance costs	(2,660,096)
Borrowings drawdowns	325,500,000
Capital contributions	139,500,000
Net cash provided by financing activities	462,339,904
Increase in cash and cash equivalents	20,053,647
Cash and cash equivalents, beginning of the period	—
Cash and cash equivalents, end of the period	20,053,647

Non Cash Investing and Financing Activities:
Payment for vessels through related parties	151,588
Financing costs included in liabilities at the end of the period	130,021
Capital expenditures included in liabilities at the end of the period	62,477
Dividend declared but not paid	7,850,000
F-6

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Notes to the combined financial statements

As of December 31, 2014 and for the period April 4, 2014 (inception) to December 31, 2014

(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the “Group” or the “Companies”) were each incorporated in Bermuda on April 4, 2014, as wholly owned subsidiaries of GasLog Carriers Ltd. (the “Parent”), itself wholly owned by GasLog Ltd. (“GasLog”).

On June 4, 2014, June 11, 2014 and June 25, 2014, the Group acquired three 145,000 cbm steam-powered liquefied natural gas (“LNG”) carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $468,000,000 (of which $465,000,000 was paid at closing while the payment of the remaining $3,000,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of BG Group, for an average six year initial term. The vessels acquired are the 2007 built Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. GasLog supervised the construction of all three vessels at Samsung Heavy Industries Co. Ltd. shipyard in Korea, for BG Group and has provided technical management for the ships since their delivery. These transactions were accounted for as asset acquisitions.

The agreement for the purchase of the three vessels and separate agreements to charter the vessels back to BG Group for an average six year initial term did not include the acquisition of activities required to operate a vessel neither did it transfer any such services to the Group. No business processes were part of the acquisition of the vessels. Commercial management of the vessels acquired is being provided by GasLog, whereas prior to the acquisition the commercial management was under the direction of BG Group. Although the technical manager of the vessels (GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog) remains the same before and after the acquisition, new technical management contracts were entered into with the new vessel-owning entities upon the acquisition of the vessels (i.e., the technical management contracts were not transferred in the acquisition). Last, with the exception of the existence of long-lived assets (the vessels) and the charter party agreements entered into by the new vessel-owning entities with BG Group, the transferred assets do not include intellectual property, access to necessary materials or rights, employees, management systems and processes or access to customers. In other words, except for the vessel and the charter party agreements, no other inputs and no processes were transferred to the Group as components to this acquisition. Based on the absence of processes attached to the inputs, the transaction was considered an asset acquisition.

GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Group’s vessels.

As of December 31, 2014, the Group structure was as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-nineteen Ltd.	Bermuda	April 4, 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 4, 2014
GAS-twenty Ltd.	Bermuda	April 4, 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 11, 2014
GAS-twenty one Ltd.	Bermuda	April 4, 2014	Vessel-owning company	Methane Heather Sally	145,000	June 25, 2014

2. Significant Accounting Policies

Statement of compliance

The combined financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The combined financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

F-7

The principal accounting policies are set out below.

The combined financial statements are expressed in U.S. dollars (“USD”), which is the presentation currency of the Group and the functional currency of each of the three Companies forming the Group because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Group’s most significant assets and liabilities are paid for and settled in USD.

On June 22, 2015, the Companies’ board of directors authorized the combined financial statements for issuance and filing.

Basis of combination

The accompanying combined financial statements include the accounts of the legal entities comprising the Group as discussed in Note 1. All significant intra-group transactions and balances are eliminated on combination.

Accounting for revenues and related operating expenses

Revenues comprise revenues from time charters for the hire of the Group’s vessels earned during the period in accordance with existing contracts.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Vessel operating costs are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

Financial income and costs

Interest income, interest expense and other borrowing costs are recognized on an accrual basis.

Foreign currencies

Transactions in currencies other than USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the combined statement of profit or loss in the period in which they arise.

Deferred financing costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the combined statement of profit or loss.

Vessels

Vessels are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Group would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

F-8

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The drydocking component is estimated at the time of a vessel’s delivery from the previous owner and is measured based on the estimated cost of the first drydocking, subsequent to its acquisition, based on GasLog’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated until the next drydocking.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. The Group’s vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the Group’s vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in earnings in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

When vessels are sold, they are derecognized and any gain or loss resulting from their disposals is included in earnings.

Impairment of vessels

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the combined statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The net selling price is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Inventories represent lubricants on board the vessel and are stated at the lower of cost calculated on a first-in, first-out basis, and net realizable value.

Financial instruments

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

F-9

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the year in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at each reporting date.

•	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of the combined financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the combined financial statements. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge, and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

The residual value of each vessel is equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT.

If regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: The Group recognizes drydocking costs as a separate component of the vessel’s carrying amounts and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the drydock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking component until the next drydocking unless the Group intends to drydock the vessels earlier as circumstances arise. Management estimates the drydocking component on acquisition of a vessel, as costs to be incurred during the first drydocking at the drydock yard, subsequent to its acquisition, for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred.

Impairment of vessels: The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Group obtains vessel valuations from independent and internationally recognized ship

F-10

brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Our estimates of basic market value assume that our vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, which may include:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of sales of similar vessels;

•	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with vessel owners, vessel brokers, industry analysts and various other shipping industry participants and observers.

As of December 31, 2014, the carrying amounts of the Group’s vessels were higher than the estimated charter free market values and the Group concluded that events and circumstances triggered the existence of potential impairment of the vessels. As a result, the Group performed the impairment assessment of its vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2014, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on the Manager’s historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Adoption of new and revised IFRS

(a)	Standards and amendments in issue not yet adopted

At the date of authorization of these combined financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s combined financial statements.

In December 2014, the IASB issued amendments on IAS 1 Presentation of Financial Statements to address perceived impediments to preparers exercising their judgment in presenting financial reports. The amendment of IAS 1 provides clarification to the preparers that: i) the information provided should not be obscured by aggregating or providing immaterial information; ii) the list of line items to be presented in the statements can be disaggregated and aggregated as relevant; and iii) understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after January 1, 2016. Management anticipates that these amendments will not have any material impact on the Group’s combined financial statements.

F-11

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of April 4, 2014 (date of inception)	—
Additions	469,864,065
As of December 31, 2014	469,864,065

Accumulated depreciation
As of April 4, 2014 (date of inception)	—
Depreciation expense	9,292,425
As of December 31, 2014	9,292,425

Net book value
As of December 31, 2014	460,571,640

The vessels have been pledged as collateral under the terms of the Group’s bank loan agreement (Note 6).

On June 4, 2014, June 11, 2014, and June 25, 2014, the Group acquired the 2007 built Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally respectively from a subsidiary of BG Group (Note 1).

4. Trade and Other Receivables

Trade and other receivables consisted of the following:

As of December 31, 2014
Trade receivables	68,688
VAT receivable	9,566
Accrued income	2,622
Insurance claims	196,600
Other receivables	47,621
Total	325,097

As of December 31, 2014, the fair values of the Group’s financial assets approximated their carrying amounts. Also, as of December 31, 2014, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

5. Owners’ Equity

Since their inception, the capital of each of the Companies consists of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total owners’ capital of $36,000. Each share is entitled to one vote.

Capital contributions represent capital contributed by the owner of each of the Companies in excess of par value to partially finance the acquisition of each vessel.

6. Borrowings

Borrowings as of December 31, 2014 consist of the following:

As of December 31, 2014
Amounts due after one year	325,500,000
Less: unamortized deferred loan issuance costs	(2,039,131)
Total	323,460,869
F-12

Bank loans:

Citibank, N. A. London Branch

On May 14, 2014, in connection with the acquisition of the three LNG carriers from BG Group, GasLog signed a loan agreement of $325,500,000 with Citibank N.A. London Branch (the “Credit Facility”), acting as security agent and trustee for and on behalf of the other finance parties. The Credit Facility has a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500,000 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. The aggregate balance outstanding under the Credit Facility as of December 31, 2014, was $325,500,000 and is repayable in full in June 2016 without intermediate payments.

The obligations under the Credit Facility are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the Credit Facility are guaranteed by GasLog and GasLog Carriers Ltd. The Credit Facility includes customary respective covenants, and among other restrictions it includes a fair market value covenant pursuant to which an event of default could occur under the Credit Facility if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the Credit Facility. The Group was in compliance with the required minimum security coverage as of December 31, 2014.

GasLog, as corporate guarantor for the Credit Facility is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreement:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total capitalization must not exceed 75%;

(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000 after the first drawdown;

(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash equal to at least 4% of its total indebtedness; and

(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000,000.

Compliance with the financial covenants is required on a semi-annual basis and GasLog was in compliance as of December 31, 2014.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2014 based on its repayment schedule:

As of December 31, 2014
Not later than one year	—
Later than one year and not later than three years	325,500,000
Later than three years and not later than five years	—
Later than five years	—
Total	325,500,000

The weighted average interest rate, for the Credit Facility, as of December 31, 2014 was 2.86%.

F-13

As the Credit Facility bears interest at a variable interest rate, the fair value of the Credit Facility as of December 31, 2014 is equal to the amount outstanding of $325,000,000.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

As of December 31, 2014
Unearned revenue	6,114,750
Accrued legal and professional fees	60,000
Accrued vessel management expenses (Note 11)	118,752
Accrued purchases	166,615
Accrued off-hire	69,395
Accrued crew costs	504,222
Accrued interest	427,736
Accrued financing costs	17,955
Other payables and accruals	229,156
Total	7,708,581

As of December 31, 2014, the fair values of the Group’s financial liabilities approximated their carrying amounts. The unearned revenue represents charter hires received in advance in December 2014 relating to January 2015.

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

For the period ended December 31, 2014
Travel and accommodation	9,686
Legal and professional fees	32,202
Commercial management fees (Note 11)	591,000
Foreign exchange (gains)/losses, net	(14,545)
Total	618,343

9. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

For the period ended December 31, 2014
Management fees (Note 11)	1,026,470
Crew wages	4,484,331
Technical maintenance expenses	1,063,251
Provisions and stores	360,857
Insurance expenses	576,225
Brokers’ commissions	489,117
Bunkers’ consumption	61,077
Vessels’ tax	483,601
Other operating expenses	297,127
Total	8,842,056

10. Financial Costs

An analysis of financial costs is as follows:

F-14

For the period ended December 31, 2014
Amortization of deferred loan issuance costs	750,986
Interest expense on loans	5,140,022
Other financial costs	16,018
Total financial costs	5,907,026

11. Related Party Transactions

The Group has the following balances with related parties which are included in the combined statement of financial position:

Amounts due from related parties

As of December 31, 2014
GasLog LNG Services (a)	1,908,066
Total	1,908,066

Amounts due to related parties

As of December 31, 2014
GasLog Carriers Ltd. (b)	8,373,948
GasLog Ltd. (c)	591,000
Total	8,964,948

(a)	The balance of $1,908,066 represents prepayments made to the Manager to cover operating expenses of the Group of $2,647,166 net of amounts owed for management services of $739,100.
(b)	The balance of $8,373,948 consists of (a) $7,850,000 dividend declared in December 2014 and (b) $523,948 payments made by the Parent on behalf of the Group that remain outstanding as of December 31, 2014.
(c)	The balance of $591,000 represents outstanding commercial management fees.

The Group had the following transactions with related parties which have been included in the combined statement of profit or loss for the period ended December 31, 2014:

Company	Details	Account	For the period ended December 31, 2014
GasLog Ltd.	Commercial management fee(i)	General and administrative expenses	591,000
GasLog LNG Services Ltd.	Management fees and other vessel management expenses(ii)	Vessel operating costs	1,026,470
GasLog LNG Services Ltd.	Other vessel operating costs	Vessel operating costs	33,840

(i)	Commercial Management Agreements

Upon delivery of each vessel, the Group entered into commercial management agreements with GasLog pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Group. The annual commercial management fee under the agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts.

(ii)	Ship Management Agreements
F-15

Upon delivery of each vessel, the Group entered into ship management agreements with GasLog LNG Services that provide for the following:

•	Management Fees – A fixed monthly charge of $46,000 per vessel was payable by the Group to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•	Superintendent Fees – A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•	Annual Incentive Bonus – Annual Incentive Bonus might be payable to the Manager, at the Group’s discretion, for remittance to the crew of an amount of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up.

The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each management agreement continues indefinitely until terminated by either party.

12. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extent the terms of the charters are not accounted for):

As of December 31, 2014
Not later than one year	66,078,750
Later than one year and not later than three years	144,189,750
Later than three years and not later than five years	142,217,250
Later than five years	32,414,750
Total	384,900,500

The Group is counter guarantor for the acquisition from BG Group depot spares with an aggregate value of $3,000,000. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the combined financial statements.

13. Financial Risk Management

The Group’s activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk.

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. At December 31, 2014, the Group has not hedged any of its future variable rate interest exposure relating to the Credit Facility.

Interest rate sensitivity analysis: During the period ended December 31, 2014, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/decrease, respectively, in interest expense on the Credit Facility would have amounted to approximately $182,340.

F-16

Currency Risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency of the Companies where the transactions were initiated. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the period ended December 31, 2014 by $367,984, based upon our expenses during the period.

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The Group manages its liquidity risk by having secured credit lines and by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

The following tables detail the Group’s expected cash flows for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Group’s Credit Facility.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Trade accounts payable		1,248,993	114,218	265,767	—	—	1,628,978
Due to related parties		591,000	—	8,373,948	—	—	8,964,948
Other payables and accruals*		165,233	1,158,117	270,481	—	—	1,593,831
Variable interest loans	2.86%	—	510,990	8,336,950	8,336,950	330,107,485	347,292,375
Total		2,005,226	1,783,325	17,247,146	8,336,950	330,107,485	359,480,132

*(excludes Unearned revenue as it is not a financial liability)

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The Group expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Group expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group deals exclusively with financial institutions and customers with high credit ratings.

As of December 31, 2014
Cash	20,053,647
Short-term investments	4,000,000
Trade and other receivables	325,097

For the period ended December 31, 2014, all of the Group’s revenue was earned from one customer, a subsidiary of BG Group and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparty and the fact that the hire is being collected in advance. The Group did not experience credit losses on its accounts receivable portfolio during the period ended December 31, 2014. The carrying amount of financial assets recorded in the combined financial statements represents the Group’s maximum exposure to credit risk.

F-17

Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counterparty.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

14. Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Group monitors capital using a debt to capitalization ratio, which is total debt divided by total equity plus total debt. The total debt to capitalization ratio is as follows:

As of December 31, 2014
Total debt	323,460,869
Total owners’ equity	146,163,066
Total capitalization	469,623,935

Total debt/total capitalization ratio	68.88%

15. Taxation

Under the laws of the country of the vessels’ registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating costs in the combined statement of profit or loss.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Group, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Group did not qualify for this exception for the period ended December 31, 2014. During the period ended December 31, 2014, the Group has not made any U.S. port calls, and hence did not have U.S. source gross transportation income.

16. Subsequent Events

The Group has evaluated transactions for consideration as subsequent events through June 22, 2015, which is the date these financial statements were authorized for issuance.

GasLog Partners LP and GasLog announced on June 22, 2015 that they have entered into an agreement for the Partnership to purchase from GasLog, the sole member of GasLog Partners LP’s general partner, 100% of the shares of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own and charter the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally, respectively, modern LNG carriers built in 2007, each with a capacity of 145,000 cubic meters, for an aggregate purchase price of $483,000,000 (the “Acquisition”). The Acquisition is subject to GasLog Partners LP obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions.

F-18